April 22, 2010

Blair F. Petrillos

Securities and Exchange Commission

Fax 202 772 9202

Re: Amendment No. 3 to Registration Statement on form S-1

File No. 333-155486

Thank you for your letter dated July 23, 2009 and commenting on our S-1 filing, please find below our answers to your comments.

General

1.

We note your response to comment one in our letter dated January 13, 2009. Please include throughout your document appropriate disclosure to demonstrate your status as a non-blank check company. For example, please include an affirmative statement in a prominent location of the prospectus, such as in the summary, making clear that you have no plans or intentions to be acquired or to merge with an operating company nor do you have plans to enter into a change of control or similar transaction or change the management of the company.

We have included an affirmative statement that the company has no plans or intention to be acquired or to merge with an operating company nor does Ya zhu silk have plans to enter into a change of control or similar transaction or change the management of the company.

Summary of Financial Information, Page 7

2.	Please revise to state the amount of accumulated losses to date. Please make similar changes throughout your prospectus each time you refer to the going concern opinion.

We have revised the prospectus to state the amount of accumulated losses to February 28, 2010.

Ya Zhu Silk Inc.

info@yazhusilk.com

Phone (775) 284-3710

Dilution, page 15

3.	It appears that there are mathematical errors in your dilution calculations. Please revise or tell us how you calculated the following:

•	Net tangible book value per share before the offering of $0.0016;
•	Net tangible book value per share after the offering of $0.0123;
•	Increase to present stockholders in net tangible book value per share after offering of $0.0139;
•	Dilution per share to purchasers in this Offering if all of Shares Sold of $0.038;
•	Dilution per share to purchasers in this Offering if 75% of Shares Sold of $0.041;
•	Dilution per share to purchasers in this Offering if 50% of Shares Sold of $0.044;
•	Dilution per share to purchasers in this Offering if 25% of Shares Sold of $0.048.

We have revised the dilution table.

Financial Statements dated May 31, 2009, page 22

Balance Sheet (unaudited) at May 31, 2009, page 23

4.

You disclose in you financial statements a shareholder loan of $6,500 but we were unable to locate any additional disclosure in your registration statement about this loan. To extent that Ms. Zhu loaned this amount to the company, please disclose the terms of the loan, such as interest rate, maturity date and any other material terms of the loan. If written, please also file the note or any other agreements related to the loan as exhibits to your registration statement or tell us why it is not appropriate to do so. Refer to Item 601(b) of Regulation S-K.

We have disclosed in our registration statement about the $6,500 loan from Ms. Zhu and we have also described the terms of the loan. There is no written agreement related to the loan.

Management’s Discussion and Analysis, page 45

Plan of Operation, page 45

5.

We note your response to comment three in our letter dated January 13, 2009 and reissue this comment. The anticipated use of proceeds does not correspond to your anticipated expenses under this heading. For example, you indicate under your use of proceeds that you will spend $3,500 for sample material development,  whereas under this  heading  you indicate that  you anticipate  spending  $3,500 securing

Ya Zhu Silk Inc.

info@yazhusilk.com

Phone (775) 284-3710

pattern designs from students. Please revise your disclosure under this heading to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue your planned activities including any contingencies and the manner in which you intend on conducting your business thereafter. Disclose each step considering the estimated costs and approximate timetable for beginning and completing each step, considering your disclosure under the heading use of proceeds if 25%, 50%, 75% and 100% of the shares are sold in the offering. Refer to Item 101(a)(2) of Regulation S-K.

We have amended our document to reconcile our plan of operation with our anticipated use of funds. Additionally we have expanded our disclosure on our planned activities estimating costs and time lines to implement our business plans.

Security Ownership of Certain Beneficial Owners and Management, page 50

6.

We note your disclosure under the heading “Dilution” on page 15 that purchasers in the offering will own 23.1%, 16.7% and 9.1% after the offering if 75%, 50% and 25% of the shares are sold, respectively. It appears that Ms. Zhu’s ownership after the offering should be the remainder of the shares or 76.9%, 83.3% and 90.0% after the offering if 75%, 50% and 25% of the shares are sold, respectively, instead of 78.6%, 85.7% and 92.9% after the offering if 75%, 50% and 25% of the shares are sold, respectively. Please revise or advise.

We have revised our prospectus in order to correctly show Ms. Zhu’s ownership after the offering being the remainder of the shares or 76.9%, 83.3% and 90.0% after the offering if 75%, 50% and 25% of the shares are sold, respectively, instead of 78.6%, 85.7% and 92.9% after the offering if 75%, 50% and 25% of the shares are sold, respectively.

Part II – Information not required in the Prospectus, page 51

Recent Sales of Unregistered Securities page 52

7.

We note your response to comment four in our letter dated January 13, 2009 and reissue the comment. In your response you indicate that Ms. Zhu is not a U.S. Person as defined in Rule 902 of Regulation S since she is a Chinese citizen. Rule 902 of Regulation S does not depend on citizenship and instead depends on residency for natural persons. We note that the principal executive offices for the company are in Nevada. Refer to Item 902(k)(1)(i) of Regulation S.

Ms. Zhu is a Chinese citizen and a resident of Mainland China, the company’s shared office services is in the State of Nevada.

Sincerely,

//Ya Zhu

Ya Zhu Silk Inc.

info@yazhusilk.com

Phone (775) 284-3710